UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-38281

PHAXIAM Therapeutics S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos.  333-248953 and 333-259690) and registration statements on Form S-8 (File Nos.  333-222673,  333-232670, 333-239429, 333-255900 and  333-265927) of PHAXIAM Therapeutics S.A. (f/k/a ERYTECH Pharma S.A., “PHAXIAM” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Event

On September 18, 2023, PHAXIAM issued a press release announcing the completion of the reverse share split of the shares composing the Company’s share capital. The reverse share split involved the exchange of ten (10) existing shares with a par value of ten euro cents (€0.10) (the “Existing Shares”) for one (1) new share with a par value of one euro (€1) (a “New Share”).

The main features of this reverse share split are as follows:

•	Number of Existing Shares subject to the reverse share split: sixty million seven hundred and fifty-one thousand and fifty-four (60,751,054) shares, each with a par value of ten euro cents (€0.10).

•	Number of New Shares resulting from the reverse share split: six million seventy-five thousand one hundred and five (6,075,105) shares with a par value of one euro (€1) each.

•

Listing of the New Shares: the New Shares resulting from the reverse share split have been admitted to trading on the Euronext regulated market in Paris, with effect from today, the first day of trading, and have been assigned a new ISIN code (FR001400K4B1).

The next steps of the reverse share split will take place according to the following indicative timetable:

September 18th, 2023	Listing of the New Shares

September 19th, 2023	Book-entry of the New Shares (Record date)

September 20th, 2023	Date of payment-delivery of the New Shares

As previously announced, in connection with the reverse share split described above, The Bank of New York Mellon (“BNY Mellon”), depositary for the Company’s American Depositary Receipt (“ADR”) program, effected a reverse stock split on such ADR program with an effective date of September 18, 2023. Effective September 18, 2023, ADR holders of the Company will be required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1) new American Depositary Share (“ADS”) (CUSIP: 29604W207) for every ten (10) old ADSs (CUSIP: 29604W108). Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADRs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to ADR holders.

The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date: September 18, 2023	By:	/s/ Eric Soyer
Name: Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer